

June 10, 2014

Via E-mail
Randolf F. Kassmeier, Esq.
Investar Holding Corporation
7244 Perkins Road
Baton Rouge, LA 70808

> **Re:**   **Investar Holding Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 4, 2014**
> **File No. 333-196014**

Dear Mr. Kassmeier:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed June 4, 2014

Exhibit Index

1.   Please delete the phrase in your legal opinion that "it is not, however, to be construed as a guaranty, nor is it a warranty…" You may note that it is possible a court considering such matters may rule contrary to the opinion but purchasers are entitled to rely on the opinion. Refer to Section II.3.d of Staff Legal Bulletin 19 (October 14, 2011).

2.   Please file a signed legality opinion and consent with your next amendment and revise the exhibit index.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Mark W. Jeanfreau, Esq.